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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)


                                 Enamelon, Inc.
                                (Name of Issuer)
                         ------------------------------


                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   292499 10 0
                         ------------------------------
                                 (CUSIP Number)





                                  1 of 4 pages


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________________________________________________________________________________

CUSIP No. 292499 10 0             SCHEDULE 13G                 Page 2 of 4 Pages
________________________________________________________________________________
    1   |  NAME OF REPORTING PERSON
        |  Dr. Steven R. Fox
        |
        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
________|_______________________________________________________________________
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
        |                                                       (b)  [ ]
________|_______________________________________________________________________
    3   |  SEC USE ONLY
________|_______________________________________________________________________
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION
        |       USA
________|_______________________________________________________________________
               |  5  |   SOLE VOTING POWER
               |     |   (See item 4)
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |     |   None
  OWNED BY     |_____|__________________________________________________________
   EACH        |     |
 REPORTING     |  7  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |   (See item 4)
               |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
               |     |   None
_______________|_____|__________________________________________________________
    9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |  2,964,240
_______|________________________________________________________________________
   10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       |  CERTAIN SHARES                                              [ ]
_______|________________________________________________________________________
   11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       |  28.5%
_______|________________________________________________________________________
   12  |  TYPE OF REPORTING PERSON
       |  IN
_______|________________________________________________________________________


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                                                               Page 3 of 4 Pages

Item l(a). Name of Issuer: Enamelon, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

               15 Kimball Avenue
               Yonkers, New York 10704

Item 2(a). Name of Person Filing: Dr. Steven R. Fox

Item 2(b). Address of Principal Business office, or if None, Residence:

               15 Kimball Avenue
               Yonkers, New York 10704

Item 2(c). Citizenship: USA

Item 2(d). Title of Class of Securities: Common Stock, $.001 par value

Item 2(e). CUSIP Number: 292499 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) check whether the person filing is a: Not Applicable

Item 4.    Ownership:

               (a) Amount Beneficially Owned: 2,964,240 shares of Common Stock including 36,348 shares of Common Stock held in trust for the benefit of Dr. Fox's minor children. Also includes 462,500 shares issuable upon exercise of currently exercisable stock options.

               (b)  Percent of Class: 28.5%

               (c)  Number of Shares as to which such person has:

                    (i) Sole power to vote or to direct the vote: 462,500 shares of Common Stock issuable upon the exercise of currently exercisable options held by Dr. Fox.

                    (ii) Shared power to vote or to direct the vote: 2,501,740 shares held jointly with his wife.

                   (iii) Sole power to dispose or to direct the disposition of
                         462,500 shares of Common Stock issuable upon the exercise of currently exercisable options held by Dr.
                         Fox: Dr. Fox's beneficial ownership of 2,964,240 shares of Common stock, including 462,500 shares of Common Stock issuable upon the exercise of currently exercisable options are subject to a lock-up agreement between Dr. Fox and Lehman Brothers Inc. ("Lehman"), as representative of the several underwriters of the Issuer's public offering, for a period of 120 days following the effective date of the Issuer's registration statement on Form S-1, which was effective

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                                                               Page 4 of 4 Pages

                         October 16, 1997. Such lock-up agreement provides that Dr. Fox will not, without the prior written consent of Lehman, offer, pledge, sell, transfer, assign, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, the above-referenced securities.

                    (iv) Shared power to dispose or to direct the disposition of
                         2,501,740 shares held jointly with his wife: See (iii) above.

Items 5-10.          Not Applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1998
Date



\s\   Dr. Steven R. Fox
-----------------------------------------
         Dr. Steven R. Fox
         Chairman of the Board and
         Chief Executive Officer